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June 26, 2006	LAURA M. MEDINA
(720) 566-4022
lmedina@cooley.com
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Replidyne, Inc. Registration Statement on Form S-1 Filed on April 5, 2006 (File No. 333-133021)
Ladies and Gentlemen:
On behalf of Replidyne, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-133021 (the "Registration Statement”), marked to show changes to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2006.
The Amendment is being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated June 21, 2006, with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.
If our product candidates are unable to compete effectively with generic and branded antibiotics, our commercial opportunity will be reduced or eliminated — page 11
1.	Comment: We note the revisions you made here and on page 23 in response to comment 4 in our last letter. Please confirm to us that this disclosure does not mean that your product will be subject to generic competition within four years after FDA approval.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 23 of the prospectus.

June 26, 2006
Page Two
Experts, page 112
1.	Comment: If the reference to an independent valuation is retained please name Huron Consulting as an expert here and file its consent as an exhibit to the filing.

Response: The reference to an independent valuation firm has been deleted from the disclosure on page 44 of the prospectus. According to paragraph 179 of the AICPA guidelines, disclosure of the valuation specialist is recommended only if the valuation specialist was a related party, which is not the case.
(9) Stock Options and Employee Benefits, page F-30
2.	Comment: We have considered your response to comment 4 and reiterate that comment. The result of a contemporaneous valuation must be reasonable. Accordingly, the valuation at the date of filing the S-1 would approximate the estimated filing range at that date. Please explain more fully how you valued the common stock in August 2005. Tell us why you believed a sale of the company to be a possible outcome prior to the Forest agreement and how you determined the amount of sale proceeds at each date. Also explain why an IPO was considered a possible outcome prior to the Forest agreement. More fully explain your valuations at each date including quantification.

We also note that the change in the filing range from April 5 to June 13 would be due to changes in market conditions between those dates so the fair value of the common stock at April 5 would be $15-17.

Response: Please see the revised disclosure on page 44.

Enterprise Option Pricing Methodology. One of the analyses used to value the common stock is based on guidance from the AICPA’s Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”), specifically Appendix I (please see the detailed example in paragraphs I9 — I17 of the Guide). As outlined in the Guide, “[u]nder the Option Pricing Method, each class of stock is modeled as a call option with distinct claim on the enterprise value of the company (I9, p. 114).” Replidyne’s common shares have a call option on the company’s enterprise value as follows:
(A)	If, at the time of the liquidity event, the enterprise value is less than the total liquidation preferences of the preferred stock, the value of the common stock is zero. The preferred shares therefore own 100% of this claim on the enterprise. This calculation is referred to as “Value of Option A” (see below).

(B)	For any value above the total liquidation preferences, because Replidyne’s preferred stock is a fully participating preferred (with no cap on participation), the preferred shareholders and common shareholders would share “pro-rata” in each $1 of value

June 26, 2006
Page Three
once the total liquidation preferences are fully satisfied. This calculation is referred to as “Value of Option B” (see below). For purposes of determining the pro rata shares, the preferred stock participates based on the number of shares of common stock into which they could be converted. Based on the company’s current stock ownership, the pro rata sharing in proceeds of a sale in excess of the liquidation preferences would be as follows:
a.	Preferred: approximately 84.4% of each dollar above liquidation preferences
b.	Common: approximately 15.6% of each dollar above liquidation preferences

We are supplementally providing a chart that illustrates the respective participation of preferred and common.
The Black-Scholes option-pricing model is now used with the following inputs for the two call options outlined above (see example in the Guide at paragraph I17) as follows:

1st Exercise Price (Option A):	$0
2nd Exercise Price (Option B): Risk free rate:	$154,782 (equal to total liquidation preference at July 2007) 4.4%
Volatility:	75% (implied volatility from public peers)
Time to liquidity:	1.5 years

Black-Scholes results:

Value of Option A: $154,782
Value of Option B: $58,120
The selection of July 2007 as a presumed date for a sale of the company (1.5 years from the valuation date of December 2005) is based on the assumption that if the company were unable to secure a collaboration partner after exhausting efforts to do so, and thus were unable to pursue a public offering, it would likely commence a process for the sale of the company, which would likely require a significant period of time.

Allocation to of option value to Preferred Shareholders is equal to $145,715 as follows:
100% of the value of Option A less 15.6% of the value of Option B Mathematically, this is: [ (100% x $154,782) — (15.6% x $58,120) ] = $145,715
Allocation to option value Common Shareholders is equal to $9,067 as follows:

June 26, 2006
Page Four
15.6% of Value of Option B Mathematically, (15.6% x $58,120) = $9,067
* * *
          In light of the Company’s planned roadshow and current market conditions, we and the underwriters currently anticipate requesting acceleration of the effectiveness of the Registration Statement on June 27, 2006. We appreciate your responsiveness and assistance with this Registration Statement.
          Please do not hesitate to call me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Very truly yours,
/s/ Laura M. Medina

Laura M. Medina, Esq.

cc:	Mary K. Fraser, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward llp
David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati